HIVE Digital Technologies Ltd.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2025, and 2024

(In thousands of U.S. dollars)

(Unaudited)

HIVE Digital Technologies Ltd.
Contents

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position (expressed in thousands of United States dollars) (Unaudited)

As at	Note	December 31, 2025	March 31, 2025 (Note 27)

Assets
Current assets
Cash		$14,069	$23,375
Amounts receivable and prepaids, net	5	14,772	11,758
Derivative asset	6	7,796	1,300
Investments	4	12,122	24,136
Digital currencies	6	42,101	181,146
Total current assets		90,860	241,715

Plant and equipment, net	7	469,325	202,848
Long term receivables, net	5	5,192	6,602
Deposits, net	8	54,496	74,887
Right of use assets	14	4,122	5,546
Total assets		$623,995	$531,598

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$36,074	$15,377
Convertible loan	10	-	1,871
Current portion of lease liability	14	2,548	2,645
Acquisition loan payable	3	-	31,000
Current portion of loans payable	12	1,460	2,792
Term loan	13	2,488	3,558
Warrant liability	11, 24	1,344	760
Current income tax liability		8,375	7,954
Total current liabilities		52,289	65,957

Loans payable	12	9,828	10,200
Lease liability	14	1,755	3,095
Deferred tax liability		853	3,209
Total liabilities		64,725	82,461

Equity
Share capital		-	-
Additional paid in capital	17	897,030	716,708
Accumulated other comprehensive income		8,210	6,291
Accumulated deficit		(345,970)	(273,862)
Total equity		559,270	449,137
Total liabilities and equity		$623,995	$531,598

Nature of operations (Note 1)

Commitments and contingencies (Note 15)

Subsequent events (Note 28)

On behalf of the board:

"Frank Holmes"	"Marcus New"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
1

HIVE Digital Technologies Ltd.
Condensed Interim Consolidated Statements of
(Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of United States dollars, except share and per share data)
(Unaudited)

		Three months ended December 31,		Nine months ended December 31,
As at	Note	2025	2024	2025	2024

Revenue from digital currency mining		$88,225	$26,687	$211,095	$77,088
High performance computing		4,886	2,542	14,880	7,030
		93,111	29,229	225,975	84,118

Cost of sales
Operating and maintenance costs	22	(60,084)	(23,465)	(133,132)	(66,372)
High performance computing service fees		(883)	(487)	(2,476)	(1,376)
Depreciation		(57,420)	(18,050)	(117,723)	(46,523)
		(25,276)	(12,773)	(27,356)	(30,153)

Net realized and unrealized gains (losses)
of digital currencies	6	(9,754)	77,386	17,960	60,090

Operating expenses
Selling, general and administrative expenses	21	(8,447)	(4,564)	(21,997)	(11,388)
Foreign exchange gain		4,737	(4,696)	8,210	(4,062)
Stock-based compensation	18	(6,998)	(3,526)	(18,220)	(6,249)
Total operating expenses		(10,708)	(12,786)	(32,007)	(21,699)

Unrealized (loss) gain on investments		(13,654)	9,651	(13,764)	25,766
Realized loss on investments		-	(311)	-	(311)
Change in fair value of derivatives	24	(31,571)	489	(17,399)	1,624
Provision on sales tax receivables	5	1,548	-	2,915	966
Impairment of receivable on sale of subsidiary	5	(1,816)	-	(1,816)	-
Gain on sale of equipment		-	6,924	1,360	16,433
Other income		699	122	1,078	379
Finance expense	20	(299)	(419)	(915)	(1,694)
(Loss) income		(90,831)	68,283	(69,944)	51,401

Tax expense		(496)	(123)	(2,164)	(1,449)
Net (loss) income after tax		(91,327)	68,160	(72,108)	49,952

Other comprehensive (loss) income
Translation adjustment		719	(1,562)	1,919	(885)

Net (loss) income and comprehensive (loss) income		$(90,608)	$66,598	$(70,189)	$49,067

Basic (loss) income per share		$(0.38)	$0.53	$(0.33)	$0.42
Diluted (loss) income per share		$(0.38)	$0.52	$(0.33)	$0.41

Weighted average number of common shares outstanding
Basic	19	239,036,198	128,602,843	216,518,948	119,327,280
Diluted	19	239,036,198	131,525,323	216,518,948	122,249,760

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
2

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (expressed in thousands of United States dollars, except share and per share data) (Unaudited)

Equity	Common shares issued	Amount	Additional paid- in capital	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance, March 31, 2024	106,080,151	$-	$523,949	$6,329	$(270,866)	$259,412
Share-based compensation	-	-	2,723	-	-	2,723
Shares offering	12,534,457	-	36,227	-	-	36,227
Vesting of restricted stock units	108,100	-	-	-	-	-
Issuance cost	-	-	(303)	-	-	(303)
Reclassification of special warrants	-	-	(5,112)	-	-	(5,112)
Reclassification of derivative loan component	-	-	120	-	-	120
Net loss for the period	-	-	-	-	(18,208)	(18,208)
Translation adjustments	-	-	-	677	-	677
Balance, September 30, 2024	118,722,708	$-	$557,604	$7,006	$(289,074)	$275,536
Share-based compensation	-	-	3,526	-	-	3,526
Shares offering	21,367,527	-	85,224	-	-	85,224
Vesting of restricted stock units	10,500	-	-	-	-	-
Exercise of options	100,000	-	101			101
Issuance costs	-	-	(126)	-	-	(126)
Net income for the period	-	-	-	-	68,160	68,160
Translation adjustments	-	-	-	(1,562)	-	(1,562)
Balance, December 31, 2024	140,200,735	$-	$646,329	$5,444	$(220,914)	$430,859

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
3

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (expressed in thousands of United States dollars, except share and per share data) (Unaudited)

Equity	Common shares issued	Amount	Additional paid- in capital	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance, March 31, 2025	165,615,186	$-	$716,708	$6,291	$(273,862)	$449,137
Share-based compensation	-	-	11,223	-	-	11,223
Shares offering	68,283,868	-	139,363	-	-	139,363
Vesting of restricted stock units	1,318,441	-	-	-	-	-
Exercise of stock options	600,000		738	-	-	738
Issuance costs	-	-	(199)	-	-	(199)
Shares issued for property	1,000,000	-	3,919	-	-	3,919
Net income for the period	-	-	-	-	19,219	19,219
Translation adjustments	-	-	-	1,200	-	1,200
Balance, September 30, 2025	236,817,495	$-	$871,752	$7,491	$(254,643)	$624,600
Share-based compensation	-	-	6,998	-	-	6,998
Shares offering	5,448,726	-	17,289	-	-	17,289
Vesting of restricted stock units	528,441	-	-	-	-	-
Exercise of stock options	75,100	-	374	-	-	374
Issuance costs	-	-	(153)	-	-	(153)
Exercise of warrants	215,625		770	-	-	770
Net loss for the period	-	-	-	-	(91,327)	(91,327)
Translation adjustments	-	-	-	719	-	719
Balance, December 31, 2025	243,085,387	$-	$897,030	$8,210	$(345,970)	$559,270

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
4

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of United States dollars) (Unaudited)

	Nine months ended
As at	December 31, 2025	December 31, 2024

Cash flows from operating activities
Net (loss) income	$(72,108)	$49,952
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Revenue recognized from digital currency mined	(211,095)	(77,088)
Proceeds from sale of digital currency	184,407	38,017
Revaluation of digital currency	(17,960)	(60,090)
Digital currency purchased	(18,330)	-
Depreciation	117,723	46,523
Non cash lease expense	2,203	2,092
Lease payments on operating leases	(2,420)	(2,092)
Unrealized loss (gain) on investments	13,764	(25,766)
Realized loss on investments	-	311
Change in fair value of derivatives	17,399	(1,624)
Provision on sales tax receivables	(2,915)	(966)
Impairment of receivable on sale of subsidiary	1,816	-
Gain on sale of equipment	(1,360)	(16,433)
Accretion on convertible debt	462	941
Tax expense	2,164	1,449
Share-based compensation	18,220	6,249
Interest expense	244	328
Foreign exchange	(2,976)	3,975

Changes in non-working capital items
Amounts receivable and prepaids	(358)	(1,190)
Accounts payable and accrued liabilities	16,721	406
Net cash provided by (used in) operating activities	45,601	(35,006)

Cash flows from investing activities
Deposits on equipment	(4,351)	(44,915)
Proceeds on disposal of investments	-	658
Purchase of investments	(907)	-
Proceeds on disposal of equipment	1,608	16,647
Purchase of equipment	(126,322)	(50,515)
Payment of security deposits	(36,664)	(3,210)
Acquisition of Megawatt Mining, net cash	(9,249)	-
Net cash used in investing activities	(175,885)	(81,335)

Cash flows from financing activities
Exercise of warrants	770	-
Exercise of options	1,112	101
Repayment of loans	(3,064)	(1,354)
Shares offering	156,300	121,022
Repayment of acquisition loan payable	(31,000)	-
Term loan payments	(1,232)	(1,657)
Repayment of debenture	(2,333)	(1,500)
Net cash provided by financing activities	120,553	116,612

Effects of exchange rate changes on cash	425	(104)

Net change in cash during the period	$(9,306)	$167

Cash, restricted cash equivalents and bank overdraft
Beginning of period	23,375	9,678
End of period	$14,069	$9,845

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
5

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

1. Nature of Operations

HIVE Digital Technologies Ltd. (the “Company”) is in the business of providing infrastructure solutions, including operating Tier-1 and Tier-3 data centers, the computing power of which is used for high performance computing (“HPC”) and generating hashrate which is sold to mining pools that use the hashpower for “the mining of cryptocurrencies”. Digital currencies are subject to risks unique to the asset class and different from traditional assets.

The Company is incorporated in the province of British Columbia and is a reporting issuer in each of the Provinces and Territories of Canada. The Company is listed for trading on the TSXV, under the symbol “HIVE.V”, as well on the Nasdaq’s Capital Markets Exchange under “HIVE”, on the Open Market of the Frankfurt Stock Exchange under “YO0.F” and on the Colombian Stock Exchange under “HIVECO”. The Company’s head office is located at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, United States of America and the Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

2. Basis of Presentation

The accompanying condensed interim consolidated financial statements (the "financial statements") are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the results of the Company and its wholly owned subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative guidance found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU"). These financial statements are presented in U.S. dollars, which is the functional currency of the Company. The results in the financial statements and these notes include required estimates and assumptions of management, and they are not necessarily indicative of results to be expected for the year ending March 31, 2026, or for any future interim period. Further, the financial statements and the notes do not include all the information and notes required by GAAP for a complete presentation of annual financial statements. As such, the financial statements and these notes should be read in conjunction with the consolidated financial statements for the year ended March 31,2025, and notes thereto, included in the 2025 Annual Report.

(i) Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates the estimates used, which include but are not limited to the: estimates in the determination of the fair value of derivative asset classified as level 3 on the fair value hierarchy; determinations of the useful lives and recoverability of long-lived assets; the realization of tax assets and estimates of tax liabilities.

These estimates, judgments, and assumptions are reviewed periodically, and the impact of any revisions are reflected in the financial statements in the period in which such revisions are made. Actual results may materially differ from those estimates. In the current period, the Company assessed the implications of certain nonrefundable tax credits at one of its subsidiaries. As a result of the laws and regulations in that jurisdiction the Company has capitalized the certain input tax amounts to the cost of the plant and equipment, consistent with ASC 360; Property, Plant, and Equipment. In addition, the tax amounts in connection with the ancillary services associated with the plant, and equipment and specifically electricity which is recorded as operating and maintenance costs. This change has been reflected prospectively in the period in light of the laws and regulations. Full details of the impact of the change are included in Note 7 and Note 22.

(ii) Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation in the financial statements and notes.

(iii) Significant Accounting Policies

Except for the update noted below, see the Company's 2025 Annual Report for a detailed discussion of the Company's significant accounting policies.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

2. Basis of Presentation (continued)

Derivatives

The Company occasionally enters into derivative financial instruments as part of its equipment purchase contracts. In addition, the Company evaluates its financing and service arrangements to determine whether certain arrangements contain features that qualify as embedded derivatives requiring bifurcation in accordance with Accounting Standard Codification ("ASC") 815 - Derivatives and Hedging. Embedded derivatives that are required to be bifurcated from the host instrument or arrangement are accounted for and valued as separate financial instruments.

Derivatives are initially recorded at fair value with subsequent changes in fair value recognized as gains or losses in the consolidated statements of comprehensive income (loss). The Company classifies derivative assets or liabilities in the consolidated statements of financial position as current or non-current based on whether settlement of the instrument could be required within 12 months of the reporting date.

(iv) Recently Issued Accounting Pronouncements

The Company continually assesses new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of such change to its financial statements and ensures that there are proper controls in place to ascertain that the Company's financial statements properly reflect the change.

(a) In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ending March 31, 2026.

(b) In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"). ASU 2024-03 requires, in the notes to the annual and interim financial statements, disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

(v) Basis of Consolidation

These financial statements include the accounts of the Company and all subsidiaries. Subsidiaries are entities in which the Company has a controlling voting interest or is the primary beneficiary of a variable interest entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

2. Basis of Presentation (continued)

These financial statements include the accounts of the Company and the following entities:

Subsidiaries	Jurisdiction of incorporation	Functional currency	Ownership interest
HIVE Blockchain Switzerland AG	Switzerland	U.S. dollar	100%
HIVE Blockchain Iceland ehf.	Iceland	U.S. dollar	100%
Bikupa Datacenter AB	Sweden	U.S. dollar	100%
Bikupa Datacenter 2 AB	Sweden	U.S. dollar	100%
Bikupa Real Estate AB	Sweden	U.S. dollar	100%
Hive Digital Data Ltd.	Bermuda	U.S. dollar	100%
Liv Eiendom AS	Norway	U.S. dollar	100%
9376-9974 Quebec Inc.	Canada	Canadian dollar	100%
HIVE Atlantic Datacentres Ltd	Canada	Canadian dollar	100%
Buzz Performance Computing Ltd*	Bermuda	U.S. dollar	100%
Buzz Performance Cloud Inc**	Canada	Canadian dollar	100%
Zunz S.A.	Paraguay	U.S. dollar	100%
W3X S.A.	Paraguay	U.S. dollar	100%
HIVE Holdings Paraguay 1 Ltd	Bermuda	U.S. dollar	100%
HIVE Holdings Paraguay 2 Ltd	Bermuda	U.S. dollar	100%
BUZZ High Performance Computing Inc.	Canada	Canadian dollar	100%
Megawatt Mining Corp.	Canada	Canadian dollar	100%

* Hive Performance Computing Ltd. on May 31, 2025 completed a name change to Buzz Performance Computing Ltd.

** Hive Performance Cloud Inc. on December 18, 2025 completed a name change to Buzz Performance Cloud Inc.

(vi) Foreign Currency

Effective April 1, 2024, the Company's functional currency changed from the Canadian dollar to the U.S. dollar, which is prospectively accounted for in these financial statements. The change in functional currency better reflects the ongoing activities and operations of the Company.

For purposes of the Company's financial statements, the assets and liabilities of subsidiaries with a Canadian dollar functional currency are translated into U.S. dollars. Gains and losses resulting from these translations are reported as a component of accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income (loss). Revenue, expenses, and gains or losses are translated into U.S. dollars using average exchange rates for each period.

Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as a component of other income, net on the statement of operations.

3. Asset Acquisitions

Effective March 17, 2025 the Company closed the acquisition of Zunz S.A. with an unrelated party. In consideration, the Company paid $25 million cash up front and will pay the remaining purchase price of $31 million over six months. The consideration paid also includes transaction costs of $692 and cash advanced by the Company after January 28, 2025. During the period ended December 31, 2025, the Company fully paid the acquisition loan payable (March 31, 2025 - $31 million).

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

3. Asset Acquisition (continued)

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired, and liabilities assumed as the date of the acquisition:

March 31, 2025
Cash paid	$25,000
Acquisition loan payable	31,000
Cash advance	7,260
Acquisition costs	692
Total consideration	$63,952

Land	$952
Equipment	44
Building and leasehold	57,070
Power purchase agreement guarantee	3,314
VAT receivables	3,126
Other	52
Total assets	$64,558
Deferred tax liability	(606)
Net assets acquired	$63,952

On September 15, 2025 the Company closed the acquisition of real property located at 15 City View Drive, Toronto, Ontario and shares of Megawatt Mining Corp. from an unrelated party. In consideration, the Company paid $9.2 million cash and issued 1 million common shares of the Company. The consideration paid includes transaction costs of $556.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired, and liabilities assumed as the date of the acquisition:

September 15, 2025
Cash paid	$8,692
Share consideration	3,919
Acquisition costs	556
Total consideration	13,167

Cash	$59
Deposits	109
Building and land	12,919
GST receivables	151
Accounts payable	(71)
Total assets	$13,167
Deferred tax liability	(-)
Net assets acquired	$13,167

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

4. Investments

As at December 31, 2025 and March 31, 2025, the Company holds investments in both private and public companies. The Company has elected to measure its investments in equity securities of private companies at fair value with changes through profit or loss.

	December 31, 2025	March 31, 2025
Marketable securities	$9,001	$21,016
Equity securities of private companies (Note 24)	467	429
Funds	2,654	2,691
	$12,122	$24,136

Marketable securities are level 1 fair value measurements as they are publicly traded equity securities, whereas the investments in private companies are level 3 fair value measurements. The funds are measured at their net asset value.

During the three and nine month period ended December 31, 2025 and 2024, the Company recognized $13,654 and $13,764 of unrealized loss, respectively (December 31, 2024 - $9,651 and $25,766 of unrealized gain, respectively) on equity instruments held at December 31, 2025, of which $2 and $28, respectively (December 31, 2024 - $nil and $nil, respectively) is related to its private company investments.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

5. Amounts Receivable and Prepaids

	December 31, 2025	March 31, 2025

Sales tax receivable	$15,051	$14,650
Prepaid expenses and other receivables	8,108	8,527
Receivable on sale of subsidiary (1)	1,816	1,816
Accounts receivable and prepaids, gross	24,975	24,993

Provisions and liability, opening	(6,633)	(6,777)
Additions	-	(310)
Impairment of receivable on sale of subsidiary(1)	(1,816)	-
Recovery, reversal, and repayments	2,467	1,259
Foreign exchange	971	(805)
Provision and liability, ending	(5,011)	(6,633)
Amounts receivable and prepaids, net	19,964	18,360

Less: current portion	(14,772)	(11,758)
Long term portion	$5,192	$6,602

(1) This balance is conditional upon ruling by the Swedish Tax Authority related to an ongoing process in connection with certain value added tax (VAT) balances remitted and or claimed by the Company. If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible. Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process. Management has assessed the collectability of this accounts receivable amount based on the financial worthiness of the counterparty, and in light of recent events the Company has impaired the full amount of the receivable. The amount is recorded as impairment of receivable on sale of subsidiary on the Condensed Interim Consolidated Statements of (Loss) and Comprehensive (Loss) Income.

During the period ended December 31, 2025, after examination of the history of claims and payments received from various authorities, together with regulatory challenges, the Company assessed the collectability of its Sales tax receivable balance. As a result, the Company determined that there is uncertainty over the collection of certain amounts and recorded a provision of $nil (March 31, 2025 - $0.3 million) for these receivables. During the period ended December 31, 2025, the Company paid $0.3 million towards the $0.3 million provisioned amount. The Company had received an assessment of $2.3 million during year ended March 31, 2024, for sales tax payable that is included in the provision as a result of a Sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021. During the period ended December 31, 2025 and prior periods, the Company received sales tax credits totalling $2.3 million that were applied against this assessment and accrued interest.

During the current period ended December 31, 2025, management re-assessed its estimate regarding the expected timing of utilization of certain value-added tax (“VAT”) amounts arising from the Company’s operations in Paraguay. These VAT balances represent non-refundable tax credits that may be applied against future VAT obligations. Based on the expected utilization, management revised its estimate of when these credits are expected to be realized.

As a result of this change in estimate, the Company reclassified certain VAT balances within the Condensed Interim Consolidated Statements of Financial Position to reflect the expected utilization period. Amounts as at March 31, 2025 have been reclassified to conform to the current period presentation.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts as at December 31, 2025. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings and from the Canadian and Quebec governments related to the sales tax filings (Note 15).

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

6. Digital Currencies and Derivative Asset

Digital currencies are recognized as revenue from digital currency mining and at their fair value on the date deposited to the Company's wallets held with the mining pools. Digital currencies are re-valued each reporting period to fair value using the prices listed on coinbase.com at 12:00 AM CET with the net change in fair value reported on the consolidated statement of comprehensive income (loss).

The Company's holdings of digital currencies consist of the following:

	December 31, 2025	March 31, 2025
Bitcoin	$41,914	$180,741
Other currencies	187	405
Total	$42,101	$181,146

The continuity of digital currencies was as follows:

	Three month ended December 31, 2025		Three month ended December 31, 2024
Bitcoin	Amount	Number of coins	Amount	Number of coins
Digital currencies, September 30	$23,832	210	$164,860	2,604
Digital currency mined (non-cash consideration)	88,222	884	26,652	322
Digital currency sold	(64,683)	(613)	(7,672)	(121)
Revaluation adjustment	(5,457)	-	76,595	-
Digital currencies, December 31	$41,914	481	$260,435	2,805

	Nine month ended December 31, 2025		Nine month ended December 31, 2024
Bitcoin	Amount	Number of coins	Amount	Number of coins
Digital currencies, March 31	$180,741	2,201	$161,258	2,287
Digital currency mined (non-cash consideration)	211,079	2,009	77,022	1,111
Digital currency purchased	18,330	172	-	-
Digital currency sold	(183,051)	(1,822)	(38,686)	(593)
Deposit on equipment (i)	(185,911)	(2,079)	-	-
Revaluation adjustment	726	-	60,841	-
Digital currencies, December 31	$41,914	481	$260,435	2,805

The total net realized and unrealized gains (losses) on digital currencies during the three and nine month period ended of December 31, 2025 was a loss of $9.8 million and gain of $18 million, respectively (December 31, 2024 - gain of $77.4 million and 60.1 million, respectively) includes cumulative realized losses of $4.2 million and gains of $17.3 million, respectively (December 31, 2024 - cumulative realized gains of $0.6 million and losses of $0.8 million, respectively) and revaluation adjustment loss of $5.6 million and gain of $0.7 million, respectively (December 31, 2024 - revaluation adjustment gain of $76.8 million and $60.9 million, respectively). During the three month and nine month period ended December 31, 2025, the Company sold digital currencies for proceeds totalling $60.5 million and $386.2 million, respectively (December 31, 2024 - $8.4 million and $38 million, respectively).

(i) The Company enters into certain equipment purchase agreements whereby the Company has the right to pay for the equipment deposit using Bitcoin. If the deposit is paid in Bitcoin the Company has an option to repurchase the Bitcoin in the future at the price on the date that the deposit in Bitcoin was made. During the three and nine month period ended December 31, 2025, the Company exercised certain options and repurchased a total of 374 Bitcoin and 632 Bitcoin, respectively, at a strike price between $87 to $88 resulting in a realized gain of $4.9 million and $10.4 million, respectively (December 31, 2024 – nil and nil, respectively) in the consolidated statements of loss and comprehensive loss (Note 24).

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

6. Digital Currencies and Derivative Asset (continued)

During the three and nine month period ended December 31, 2025, the Company transferred nil and 2,079 Bitcoin, respectively (March 31, 2025 – 172 Bitcoin), as a deposit on equipment and received an option to repurchase the Bitcoin. The option is initially measured at fair value on the respective issuance dates included in the table below, using the Black-Scholes option pricing model with the following assumptions:

	March 7, 2025	April 3, 2025	May 21, 2025	May 26, 2025	July 18, 2025	August 9, 2025

Spot price	$87	$83	$110	$109	$118	$117
Strike price	$88	$87	$105	$110	$120	$117
Risk-free interest rate	4.25% - 4.29%	3.98% - 4.30%	3.98%	3.98%	4.09%	3.95%
Expected life (years)	0.25 - 0.5	0.26 - 0.80	0.77	0.77	0.76	0.76
Annualized volatility	54.15% - 56.59%	50.26% - 51.94%	50.41%	50.87%	44.27%	44.08%
Number of Bitcoin	172	1,321	199	45	312	201

The options are re-valued each reporting period. As at December 31, 2025 and March 31, 2025, the options were valued using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2025	March 31, 2025
Spot price	$88	$83
Strike price	$87 - 120	$88
Risk-free interest rate	3.60% - 3.62%	4.21% - 4.29%
Expected life (years)	0.14 - 0.36	0.18 - 0.43
Annualized volatility	41.26% - 43.60%	49.95% - 52.18%
Number of Bitcoin pledged	1,619	172

As of December 31, 2025, the Company holds options to repurchase 1,619 Bitcoin (March 31, 2025 - 172) and the fair value of these options is $7.8 million (March 31, 2025 - $1.3 million). During the three and nine month period ended December 31, 2025, the Company recognized a remeasurement loss of $34.3 million and $16.8 million, respectively (December 31, 2024 - $nil and $nil, respectively) (Note 24).

7. Plant and Equipment

Property and equipment consist of the following components:

	December 31, 2025	March 31, 2025
Equipment	$634,888	$312,231
Land	8,367	2,244
Building	154,676	103,032
Total	797,931	417,507
Accumulated depreciation	(328,606)	(214,659)
Net carrying value	$469,325	$202,848

The Company depreciates its plant and equipment over the remaining estimated useful economic life. Included in equipment and land for the period ended December 31, 2025, is the 100 MW data center facility in Valenzuela, Paraguay which was substantially completed and placed into service during the period.

As a result of the laws and regulations in Paraguay, the Company has capitalized the certain input tax amounts to the cost of the plant and equipment, consistent with ASC 360; Property, Plant, and Equipment. A total of $41.3 million VAT was capitalized to plant and equipment from long term receivable on the Condensed Interim Consolidated Statements of Financial Position in connection with the Company’s subsidiaries W3X S.A. and Zunz S.A. in Paraguay. Depreciation of $6.5 million calculated on this capitalized amount was expensed in the current period ended December 31, 2025 included in the Condensed Interim Consolidated Statements of (Loss) and Comprehensive (Loss) Income. This change has been reflected prospectively in the period in light of the laws and regulations.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

8. Deposits

Deposits relate mainly to required amounts on account with electricity providers in Sweden and Paraguay, and deposits for equipment purchases, consisting of:

Description	December 31, 2025	March 31, 2025

Utility energy deposits*	$34,165	$8,371
Equipment deposits	22,392	78,647
Import duty deposits and other	1,874	-
Bell Canada**	8,196	-
Deposits, gross	66,627	87,018

Equipment deposit provision, opening and closing	(12,131)	(12,131)
Deposits, net	$54,496	$74,887

The Company is exposed to counterparty risk through the advances made for certain mining equipment (“Deposits”) it places with its suppliers in order to secure orders over a set delivery schedule. The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised from non delivery of equipment or delivery of equipment with reduced quality.  The Company attempts to mitigate this risk by procuring mining hardware from established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

*During the year ended March 31, 2025, the Company entered into a 100 MW power supply agreement with the National Administration of Electricity (“ANDE”) in Paraguay. The Company paid a $3.4 million security deposit for one month of estimated consumption of electric energy and power per terms of the agreement. On March 17, 2025, the Company acquired Zunz S.A. (Note 3), which held a 200 MW power supply agreement with ANDE. Under this agreement, Zunz S.A. was required to provide $19 million in deposits, of which $3.3 million had been paid at the time of acquisition. The Company paid the remaining $15.9 million on April 2, 2025. On October 20, 2025 Zunz S.A. entered into an additional 100 MW power supply agreement with ANDE and paid a $3.2 million security deposit for one month of estimated consumption of electric energy and power per terms of the agreement.

The Company has a commitment to pay for another two months of estimated consumption before sixty calendar days from the start of the supply or within 12 months following the signing of the 100 MW power supply agreement, whichever, occurs first. On August 29, 2025, the Company paid the remaining two month deposit totalling $6.4 million for energization of the site. In addition, the Company will need to provide a letter of credit, valid until April 1, 2028, for an amount equivalent to two months of estimated consumption of electric energy and power within 12 months of signing the power supply agreement. In an addendum to the power supply agreement dated June 20, 2025, the requirement for  a letter of credit was removed and no longer required.

**On August 1, 2025, the Company entered into an agreement with Bell Canada Inc. for lease of a 4 MW facility for a five year term which requires a security deposit of $5.8 million to cover recurring service fees and a one time license fee of $2.4 million. On December 15, 2025, the Company paid the deposit amount and license fee.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

9. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2025	March 31, 2025

Accounts payable	$10,842	$11,650
Accrued liabilities	23,822	2,254
Holdback payable	500	500
Other payable	910	973
	$36,074	$15,377

10. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S.  Global Investors, Inc.  ("U.S.  Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S.  Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a “Share”) in the capital of the Company at a conversion price of C$15.00 per Share.  Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5.0 million common share purchase warrants (the “Warrants”).  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing.  The Warrants expired unexercised on January 12, 2024.  The Debentures were to mature on January 12, 2026, however the Company repaid them early and as at December 31, 2025 the Debentures were fully retired.

Prior to the Company’s change in functional currency on April 1, 2024, the Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the “fixed for fixed” requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of the Company is Canadian dollars and the Convertible Loan is denominated in U.S. dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature was classified as a derivative liability.  As of April 1, 2024, the conversion feature was reclassified to equity.

The Company allocated the proceeds of $15.0 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million.  The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

10. Convertible Loan (continued)

Liability Component

Balance, March 31, 2024	$3,554
Principal payment	(3,000)
Interest payment	(337)
Accretion and interest	1,654
Balance, March 31, 2025	1,871
Principal payment	(2,333)
Interest payment	(94)
Accretion and interest	556
Balance, December 31, 2025	-

Derivative Component

Balance, March 31, 2024	$120
Reclassification to equity	(120)
Balance, March 31, 2025, and December 31, 2025	$-

The derivative component was re-valued each reporting period until April 1, 2024, when it was reclassified to equity.  As at March 31, 2024, the derivative component was re-valued at $0.1 million using the Black-Scholes option pricing model with the following assumptions: share price of C$4.56 an expected weighted average risk-free interest rate of 4.5%; an expected weighted average volatility of 79%; and an expected weighted average life of 1.1 years.

11. Warrant Liability

As part of the change in the Company's functional currency from the Canadian dollar to the U.S. dollar during the year ended March 31, 2025, the Company reclassified certain issued and outstanding warrants from equity to liability. The warrants have strike prices denominated in Canadian dollars and are not indexed to the Company's stock because of the change in functional currency.

Warrants outstanding

Balance, March 31, 2024	-
Reclassified from equity	4,898,727
Expired*	(2,023,727)
Balance, December 31, 2025 and March 31, 2025	2,875,000

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

11. Warrant Liability (continued)

The warrant liability is remeasured each reporting period. As at December 31, 2025, the warrant liability was re-valued at $1.3 million (March 31, 2025 - $760) using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2025	March 31, 2025
Stock price (C$)	$3.54	$2.10
Risk-free interest rate	2.34%	2.43%
Expected life (years)	0.99	1.75
Annualized volatility	86%	85%
Dividend rate	0%	0%

The warrants outstanding and exercisable as at December 31, 2025 are as follows:

Outstanding	Exercisable		Exercise Price	Expiry date
**2,875,000	2,875,000	C$	6.00	December 28, 2026
**129,375	129,375	C$	5.00	December 28, 2026
3,004,375	3,004,375

* On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "2021 Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115 million (the "Offering"). On January 12, 2022, each 2021 Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant").

Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on May 30, 2024.

On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io. Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on September 15, 2024.

** On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering"). Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026. In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants retained equity classification under ASC 718 (Note 17(c)). The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

12. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable.  The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  Principal payment plus interest is payable annually.  The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

Balance, March 31, 2024	$13,188
Interest	414
Repayment	(1,343)
Foreign exchange movement	734
Balance, March 31, 2025	12,993

Interest	244
Repayment	(3,064)
Foreign exchange movement	1,115
Balance, December 31, 2025	11,288

Less: current portion	(1,460)
Non-current portion	$9,828

13. Term Loan

As part of the Atlantic acquisition, the Company acquired a $11.0 million (C$13.6 million) term loan ("Atlantic Term Loans"). The Atlantic Term Loans were made up of two discrete balances; Term Loan 1 and Term Loan 2; and the total facility bearing an interest rate of 3.33% per annum with a term maturity date of June 30, 2024.

On June 30, 2024, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 5.31% with a balance remaining of C$4.2 million, and Term Loan 2 was renewed at 5.15% over a 2-year term with a balance remaining of C$2.6 million. Principal payments of C$0.2 million plus interest is payable monthly.

On June 30, 2025, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 4.39% with a balance remaining of C$2.8 million. The principal and interest payment are the same as noted above.

On April 21, 2025, the Company received a covenant amendment from its lender in relation to the Atlantic Term Loans maintained by HIVE Atlantic Datacentres Ltd. As part of this modification, the lender formally withdrew the following financial covenants:

  A minimum working capital ratio of 1.20:1
  A maximum long-term debt to tangible net worth ratio of 2.00:1

The following covenant remains in effect and must be maintained at all times:

  A minimum debt service coverage ratio to EBITDA of 1.50:1

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

13. Term loan (continued)

As at December 31, 2025, HIVE Atlantic Datacentres Ltd. was in compliance with the amended required debt service coverage ratio covenant. The outstanding balance is presented as a current liability as at December 31, 2025, because it matures within one year. The Atlantic Term Loans include an unlimited guarantee from the Company.

	Term Loan 1	Term Loan 2	Total
Balance, March 31, 2024	$3,454	$2,154	$5,608
Interest	134	81	215
Repayment	(1,234)	(767)	(2,001)
Foreign exchange movement	(163)	(101)	(264)
Balance, March 31, 2025	2,191	1,367	3,558

Interest	69	47	116
Repayment	(828)	(520)	(1,348)
Foreign exchange movement	100	62	162
Balance, December 31, 2025	$1,532	$956	$2,488

14. Right of Use Asset and Operating Lease Liability

The Company has lease agreements for its offices, and buildings for its data centers in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

Right of use assets

	December 31, 2025	March 31, 2025
Cost	$13,386	$12,704
Accumulated amortization	(9,264)	(7,158)
Net carrying value	$4,122	$5,546

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

14. Right of Use Asset and Operating Lease Liability (continued)

Lease liabilities

	December 31, 2025	March 31, 2025
Current	$2,548	$2,645
Non-current	1,755	3,095
	$4,303	$5,740

	December 31, 2025	March 31, 2025
Weighted average discount rate	6.00%	6.00%
Weighted average remaining lease term (in years)	1.89	2.42

	December 31, 2025	March 31, 2025
2026	$2,766	$2,900
2027	1,171	2,014
2028	602	981
2029	-	251
Total undiscounted lease liabilities	4,538	6,146
Interest on lease liabilities	(235)	(406)
Total present value of minimum lease payments	4,303	5,740
Lease liability - current portion	(2,548)	(2,645)
Lease liability	$1,755	$3,095

The Company incurred the following lease costs which were recorded in operating and maintenance costs in the statements of (loss) income and comprehensive (loss) income:

	Nine months ended
	December 31, 2025	December 31, 2024
Variable lease costs (CPI adjustments)	$291	$194
Operating lease costs:
Depreciation of leased assets	1,981	1,784
Interest on lease liabilities	221	308
Total lease costs	$2,494	$2,286

Cash paid for amounts included in the measurement of lease liabilities:

	Nine months ended
	December 31, 2025	December 31, 2024
Cash flows from operating leases	$2,420	$2,092

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

15. Commitments and Contingencies

Commitments

(a) Service agreements

The Company has service agreements with unrelated third parties to operate and maintain the Company's data center computing equipment for the purpose of hashrate services in Canada, Sweden and Iceland.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB locations in Sweden. The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c) Obligations on mining equipment and site development

The Company had purchase commitments of $109.4 million at the period ended December 31, 2025 (March 31, 2025 - $227.8 million).

Contingencies

(a) Contingent VAT Liability to the Swedish Tax Agency ("STA")

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, December 22, 2023, May 28, 2024, October 14 and 16, 2024, March 18, 2025, September 23, 2025, and October 14, 2025 for Bikupa and February 14, 2023, December 21, 2023, June 14, 2024, September 11 and 23, 2024, March 21, 2025, June 12, 2025 and August 11, 2025 for Bikupa 2 respectively, from the Swedish Tax Agency in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 729.6 million or approximately $79.2 million.  The assessments cover the period December 2020 to December 2024 for Bikupa, and the period April 2021 to February 2025 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the December 28, 2022, Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023, decision was filed on March 10, 2023, by the Company.  The Company engaged an independent legal firm and independent audit firm in Sweden with expertise in these matters to assist in the appeal process.  The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision.  It is the Company's opinion; the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the Swedish Tax Agency's position. The cases are currently in the County Administrative Court.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

15. Commitments and Contingencies (continued)

(a) Contingent VAT Liability to the Swedish Tax Agency ("STA") continued

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company.  The Company will continue to assess these matters. As of December 31, 2025, the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA.

Subsequent to the period ended December 31, 2025, the STA denied deferral of VAT for Bikupa 2 and has called for a payment of approximately SEK 84 million (approximately $9.4 million) corresponding to the period August 2024 through February 2025. The payment was expected by February 16, 2026. While contesting the decision and re-applying for deferral, the Company is in discussions with the collection agency regarding a path forward.  Other options that the Company is exploring are a bank guarantee or insurance. The Company has not made any payment or recorded any amounts payable for this as at December 31, 2025.

(b) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business.  Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

16. Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these financial statements:

(a) As at December 31, 2025, the Company had $0.1 million (March 31, 2025 - $0.3 million due to a director and officers) due to a director and officer for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at December 31, 2025, the Company had $nil (March 31, 2025 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities. For the three and nine month period ended December 31, 2025, the Company paid $113 and $347, respectively (December 31, 2024 - $99 and $261, respectively) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three and nine month period ended December 31, 2025, key management compensation includes salaries and wages paid to key management personnel and directors of $0.6 million and $1.6 million, respectively (December 31, 2024 - $0.2 million and $0.9 million, respectively) and share-based payments of $2.8 million and $9.9 million, respectively (December 31, 2024 - $2.4 million and $3.9 million).

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

17. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the period ended December 31, 2025:

  On October 3, 2024, the Company entered into an equity distribution agreement ("October 2024 Equity Distribution Agreement"). Under the October 2024 Equity Distribution Agreement, the Company may, from time to time, sell up to $200 million of common shares in the capital of the Company (the "October 2024 ATM Equity Program").

On May 14, 2025, the Company entered into an amended and restated equity distribution agreement (the "Amended October 2024 Equity Distribution Agreement"). Under the Amended October 2024 Equity Distribution Agreement, the Company may, from time to time, sell up to $119.2 million of common shares in the capital of the Company (the "Amended October 2024 ATM Equity Program").

The Amended October 2024 Equity Distribution Agreement restates and supersedes the previous October 2024 Equity Distribution Agreement, dated October 3, 2024, among the Company and the Agents, pursuant to which the Company sold common shares of the Company for aggregate proceeds of US$180.8 million.

The Company issued 15,266,061 common shares (the "October 2024 ATM Shares") pursuant to the October 2024 ATM Equity Program for gross proceeds of $25.9 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $1.70 (C$2.37). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $0.7 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the October 2024 Equity Distribution Agreement. The October 2024 ATM Equity Distribution Agreement was terminated as of May 15, 2025 and replaced with the Amended October 2024 ATM Equity Distribution Agreement.

The Company issued 53,540,585 common shares (the "Amended October 2024 ATM Shares") pursuant to the Amended October 2024 ATM Equity Program for gross proceeds of $119.2 million.  The Amended October 2024 ATM shares were sold at prevailing market prices, for an average price per Amended October 2024 ATM Share of $2.23 (C$3.05). Pursuant to the Amended October 2024 Equity Distribution Agreement, a cash commission of $3.1 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the Amended October 2024 Equity Distribution Agreement. In addition, the Company incurred $199 thousand in fees related to its Amended October 2024 ATM Equity Program.

On November 25, 2025, the Company entered into an equity distribution agreement ("November 2025 Equity Distribution Agreement"). Under the November 2025 Equity Distribution Agreement, the Company may, from time to time, sell up to $300 million of common shares in the capital of the Company (the "November 2025 ATM Equity Program").

The Company issued 4,925,948 common shares (the "November 2025 ATM Shares") pursuant to the November 2025 ATM Equity Program for gross proceeds of $15.8 million.  The November 2025 ATM shares were sold at prevailing market prices, for an average price per November 2025 ATM Share of $3.21 (C$4.47). Pursuant to the November 2025 Equity Distribution Agreement, a cash commission of $0.5 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the November 2025 Equity Distribution Agreement. In addition, the Company incurred $153 thousand in fees related to its November 2025 ATM Equity Program.

  The Company issued 675,100 common shares for total proceeds of $1,112 pursuant to the exercise of 500,000 options at a price of $1.25 per stock option, 100,000 options at a price of $1.10 per stock option, 55,100 options at price of C$5.66, and 20,000 options at price of C$6.86 (Note 18(a)).

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

17. Equity (continued)

(b) Issued and fully paid common shares (continued)

  Issued 1,846,882 common shares upon the exercise of restricted share units (Note 18(b)).
  Issued 1,000,000 common shares as part of consideration for an asset acquisition (Note 3).
  Issued 215,625 common shares for total proceeds of C$1.1 million upon the exercise of broker warrants at a price of C$5.00 per warrant (Note 17(c)).

During the period ended December 31, 2024:

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement"). Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

The Company issued 12,534,457 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of $37.4 million. The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.08. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.1 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2 in fees related to its August 2023 ATM Equity Program. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.

The Company issued 21,367,527 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of C$122.6 million ($87.5 million).  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$5.74. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $2.3 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $0.4 million in fees related to its October 2024 ATM Equity Program.

  Issued 118,600 common shares upon the exercise of restricted share units.
  Issued 100,000 common shares for proceeds of C$145 pursuant to the exercise of 100,000 options at a price of C$1.45 per stock option.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

17. Equity (continued)

(c) Warrants

Following is a summary of changes in warrants outstanding for the period ended December 31, 2025:

	Warrants outstanding	Weighted average exercise price
Balance, March 31, 2024	5,243,727	$15.20
Reclassified to warrant liability	(4,898,727)	(15.91)
Balance, March 31, 2025	345,000	$5.00
Exercised	(215,625)	(5.00)
Balance, December 31, 2025	129,375	$5.00

18. Stock-based Compensation

Stock-based compensation expense was comprised of the following for the period ended:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Stock options	$22	$52	$86	$226
RSUs	6,976	3,474	18,134	6,023
Total	$6,998	$3,526	$18,220	$6,249

(a) Stock options

The Company has established a rolling Stock Option Plan (the "Plan").  Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The maximum term of each option shall not be greater than 10 years.  The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant.  Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3 month period.  All other options vest at the discretion of the Board of Directors.

On April 1, 2024, the Company modified the exercise price from Canadian dollars to United States dollars of stock options that were held by employees in the United States of America and in Europe. The modification resulted in $nil additional stock-based compensation expense.

Following is a summary of changes in stock options outstanding for stock options with a CAD exercise price:

	Outstanding	Weighted average exercise price - CAD
Balance, March 31, 2024	3,465,915	$5.24
Change in exercise price	(1,605,015)	(3.32)
Balance, March 31, 2025	1,860,900	$6.89
Exercised	(75,100)	(5.98)
Balance, December 31, 2025	1,785,800	$6.93

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

18. Stock-based Compensation (continued)

Following is a summary of changes in stock options outstanding for stock options with a USD exercise price:

	Outstanding	Weighted average exercise price - USD
Balance, March 31, 2024	-	$-
Change in exercise price	1,605,015	2.62
Expired	(54,615)	(7.75)
Exercised	(100,000)	(1.09)
Balance, March 31, 2025	1,450,400	$2.53
Exercised	(600,000)	(1.21)
Balance, December 31, 2025	850,400	$3.47

The stock options outstanding and exercisable with CAD exercise price as at December 31, 2025, are as follows:

Outstanding	Exercisable	Exercise price - CAD	Expiry date

2,000	2,000	$15.70	February 11. 2026
282,400	282,400	5.66	August 26, 2027
50,000	50,000	10.00	March 26, 2028
470,000	470,000	6.86	July 6, 2028
400,000	400,000	3.10	September 18, 2028
100,000	100,000	1.35	December 21, 2028
200,000	200,000	1.45	February 10, 2030
20,000	20,000	1.90	May 29, 2030
1,400	1,400	10.80	December 24, 2030
60,000	60,000	18.35	April 29, 2031
180,000	153,000	18.50	October 7, 2031
40,000	40,000	25.35	November 10, 2031
1,785,800	1,758,800

The stock options outstanding and exercisable with USD exercise price as at December 31, 2025, are as follows:

Outstanding	Exercisable	Exercise price - USD	Expiry date

50,400	50,400	$4.36	August 26, 2027
500,000	500,000	1.23	September 14, 2027
130,000	130,000	5.14	July 6, 2028
100,000	100,000	1.09	February 10, 2030
30,000	30,000	20.03	April 6, 2031
20,000	-	20.36	November 10, 2031
20,000	20,000	16.61	December 9, 2031
850,400	830,400

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

18. Stock-based Compensation (continued)

(b) Restricted share-units

The Company has established a Restricted Share Unit Plan (the “RSU Plan”).  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan.  The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

On April 17, 2025, the Company granted 2,797,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$2.05 per share. From this RSU grant, 2,597,000  vest over a twelve month period and 200,000 RSU vest over a three year period.

On July 8, 2025, the Company granted 2,809,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$3.03 per share and vesting on July 8, 2026.

On October 31, 2025, the Company granted 2,720,900 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$7.30 per share and vesting on October 31, 2026.

Following is a summary of changes in restricted share units outstanding as of December 31, 2025:

Outstanding

Balance, March 31, 2024	1,379,056
Granted	6,050,000
Exercised	(326,644)
Balance, March 31, 2025	7,102,412
Granted	8,326,900
Exercised	(1,846,882)
Balance, December 31, 2025	13,582,430

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

19. Income (loss) per Share

Income (loss) per common share represents net income (loss) for the period divided by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Basic weighted average number of common shares outstanding	239,036,198	128,602,843	216,518,948	119,327,280
Effect of dilutive stock options and warrants	-	2,922,480	-	2,922,480
Diluted weighted average common shares outstanding	239,036,198	131,525,323	216,518,948	122,249,760

20. Finance Expense

Finance expenses were comprised of the following:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Interest and accretion on convertible loan	$175	$253	$556	$1,195
Interest on loans payable	92	109	243	334
Interest on term loan	32	57	116	165
Total	$299	$419	$915	$1,694

21. General and Administrative Expenses

General and administrative expenses were comprised of the following:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Management fees, salaries and wages	$2,454	$767	$6,450	$2,500
Marketing	686	519	1,767	1,465
Office, administration and regulatory	1,690	1,571	5,206	3,651
Professional fees, advisory and consulting	3,617	1,707	8,574	3,772
Total	$8,447	$4,564	$21,997	$11,388

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

22. Operating and Maintenance Costs

Operating and maintenance costs were comprised of the following:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Digital currency mining*	$57,785	$21,836	$126,704	$61,845
High performance computing hosting	2,299	1,629	6,428	4,527
Total	$60,084	$23,465	$133,132	$66,372

* As a result of the laws and regulations in Paraguay, the Company has expensed the VAT amounts in connection with the ancillary services associated with the plant, and equipment and specifically electricity which is recorded as operating and maintenance costs. This change has been reflected prospectively in the period in light of the laws and regulations. A total of $5.5 million has been expensed for the current period ended December 31, 2025.

23. Supplemental Cash Flow Information

	Nine months ended
	December 31, 2025	December 31, 2024
Non-cash transactions:
Recognition of ROU assets and lease liabilities	$427	$432
Equipment deposits or purchases paid with Bitcoin	$201,836	$-

Interest paid	$675	$913
Income taxes paid	$742	$415

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

24. Fair Value Measurements

The fair values of investments, digital currencies and derivative assets were measured using the cost, market or income approaches. The investments, digital currencies and derivative assets measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company classified its financial assets and liabilities into the following levels at December 31, 2025, and March 31, 2025:

	December 31, 2025			March 31, 2025
Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$14,069	$-	$-	$23,375	$-
(i) Digital currencies (Note 6)	-	42,101	-	-	181,146	-
(ii) Investments (Note 4)	9,001	-	467	21,016	-	429
Derivative asset (Note 6)	-	-	7,796	-	-	1,300
	$9,001	$56,170	$8,263	$21,016	$204,521	$1,729

Liabilities
Warrant liability	$-	$-	$1,344	$-	$-	$760
Convertible loan-derivative component	-	-	-	-	-	-
	$-	$-	$1,344	$-	$-	$760

(i)  The fair value of the Company's digital assets is determined by the price at 12:00 AM CET per coinbase.com.

(ii) The Company's investments classified as Level 3 fair value measurements consist of investments in preferred stock, convertible notes and common stock.  For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

24. Fair Value Measurements (continued)

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis:

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a non-recurring basis. Our non-financial assets, include right of use assets, plant and equipment, long term receivables and deposits are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset's projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

As of December 31, 2025, and March 31, 2025, the fair values of cash, amounts receivable and prepaid assets, accounts payable, lease liability, loans payable, and term loan approximated their carrying values because of the short-term nature of these instruments.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data.  As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

Level 3 Continuity
Investments
Balance, at April 1, 2024	$576
Transfer to Level 1	(133)
Foreign exchange	(2)
Change in fair value	(12)
Balance, at March 31, 2025	429

Additions	725
Transfer to Level 1	(725)
Change in fair value	28
Foreign exchange	10
Balance, at December 31, 2025	$467

Derivative asset
Balance, at April 1, 2024	$-
Additions	2,000
Change in fair value	(700)
Balance, at March 31, 2025	1,300

Additions	33,675
Exercised	(10,364)
Change in fair value	(16,815)
Balance, at December 31, 2025	$7,796

Warrant liability
Balance, at April 1, 2024	$-
Additions - reclassification from equity	5,112
Change in fair value	(4,352)
Balance, at March 31, 2025	760

Change in fair value	584
Balance, at December 31, 2025	$1,344

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

25.  Digital Currency and Capital Management

Digital currencies are measured using Level 2 inputs

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history, and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price at December 31, 2025.

Impact of 5% variance in price

Bitcoin	$2,096

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

The Company's  capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating and growth activities. To achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing and the availability of financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

The Company's primary source of revenues is currently digital currency mining, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of Bitcoin mining, delays in the delivery of equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above can impact the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment losses being recorded. The Company’s current operating budget and future estimated cash flows (which includes planned proceeds from the sale of digital assets) combined with cash on hand and funds from ATM sales, indicate that the Company will have sufficient cash resources to meet its obligations during the twelve-month period following the date these condensed interim consolidated financial statements were authorized for issuance.

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

26. Segmented Information

The Company's Chief Operating Decision Maker ("CODM") is its President and CEO.  The Company operates in one segment, with two revenue streams being the mining and sale of digital currencies and high-performance computing hosting.  The Company uses net income as measure of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment.  Additionally, the Company's CODM regularly reviews the Company's expenses on a consolidated basis.  The financial metrics used by the CODM help make key operating decisions, such as determination of digital asset purchases and significant acquisitions and allocation of budget between cost of revenue and general and administrative expenses.

External revenues are attributed by geographical location, based on the country from which services are provided.

December 31, 2025	Canada	Sweden	Paraguay	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$211,095	$211,095
High performance computing hosting	5,205	-	-	9,675	14,880
	$5,205	$-	$-	$220,770	$225,975

December 31, 2024	Canada	Sweden	Paraguay	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$77,088	$77,088
High performance computing hosting	-	-	-	7,030	7,030
	$-	$-	$-	$84,118	$84,118

The Company's plant and equipment are located in the following jurisdictions:

December 31, 2025	Canada	Sweden	Paraguay	Bermuda	Total

Plant and equipment	$86,979	$15,870	$366,476	$-	$469,325
Right of use asset	2,565	1,415	-	142	4,122
	$89,544	$17,285	$366,476	$142	$473,447

March 31, 2025	Canada	Sweden	Paraguay	Bermuda	Total

Plant and equipment	$101,311	$25,953	$75,581	$3	$202,848
Right of use asset	2,918	2,588	-	40	5,546
	$104,229	$28,541	$75,581	$43	$208,394

HIVE Digital Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

26. Segmented Information (continued)

Concentrations

During the three and nine months ended December 31, 2025, and 2024, aside from the digital currency mining revenue generated as a result of the Company's participation in a mining pool, no single customer or related group of customers contributed 10% or more of the Company's total consolidated revenue.

27. Comparative Figures

Certain figures in the comparative period condensed interim consolidated statements of financial position, condensed interim consolidated statements of (loss) income and comprehensive (loss) income, condensed interim consolidated statements of changes in equity and condensed interim consolidated statements of cash flows have been reclassified to meet the current presentation.

28. Subsequent Events

Subsequent to the period ended December 31, 2025, the Company issued 400,000 common shares under the RSU plan upon the exercise of restricted share units.

Subsequent to the period ended December 31, 2025, the Company issued 9,771,383 November 2025 ATM Shares pursuant to the November 2025 ATM Equity Program for gross proceeds of $29.6 million.  The November 2025 ATM shares were sold at prevailing market prices for an average price per November 2025 ATM Share of $3.03 (C$4.17). Pursuant to the November 2025 Equity Distribution Agreement, a cash commission of $0.9 million on the aggregate gross proceeds raised was paid to the Agents in connection with its services under the November 2025 Equity Distribution Agreement.

Subsequent to the period ended December 31, 2025, the Company sublet its 4 MW facility in Sweden and terminated its operations at the facility and sold its mining assets that were fully depreciated located at the facility for a nominal amount.

34